Teen Education Group, Inc.
No. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

January 14, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Teen Education Group, Inc.
  Form 8-K
  Filed November 12, 2010
  Form 10-K for the Year Ended December 31, 2009
  Filed April 15, 2010
  File No. 000-53169

Dear Mr. Spirgel:

Teen Education Group, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 15, 2010 (the “Comment Letter”) to Zhoufeng Shen, Chief Executive Officer of the Company, with respect to the Form 8-K filed on November 12, 2010 (the “8-K”) and the Form 10-K for the Year Ended December 31, 2009 filed on April 15, 2010 (the “10-K”).  We hereby file our response to the Comment Letter.  As the Company is still finalizing the financial statements of Hongkong Charter International Group, Limited for the quarter ended September 30, 2010 and the parent-only financial statements, and given that such financials will undergo an internal review process by our outside accountants Friedman LLP, we plan to file the Amendment No. 1 to the 8-K (“8-K/A”) by January 24, 2011.  The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 8-K or 10-K, as applicable.

Form 8-K

General

1.	Please amend the Form 8-K to account for Hongkong Charter International Group, Limited’s financials for the quarter ended September 30, 2010.

Response:     As noted above, the Company is still finalizing the financial statements of Hongkong Charter International Group, Limited for the quarter ended September 30, 2010.  We expect to file it with the Amendment No. 1 to the 8-K (“8-K/A”) by January 24,  2011.

Securities and Exchange Commission
January 14, 2011

Business Overview, page 3

2.
We note your statement on page 4 that you are “one of the largest distributors of automotive replacement parts and accessories in the PRC” and statements to similar effect on pages 19 and 25. Please revise each statement to indicate the measure by which you determined that you are one of the largest distributors, be it based on revenues, market share, parts shipped or some other standard.

Response:     In response to the Staff’s comment, we will supplement our disclosure in the 8-K/A as follows: “We are one of the largest distributors of automotive replacement parts and accessories in the PRC based on the number of stores we own and the geographic areas where we have presence.  We currently own thirty-seven stores in six provinces and three municipalities, namely Jiangsu, Zhejiang, Hebei, Anhui, Fujian, Shanxi, Shanghai, Beijing, and Tianjin.  In comparison, other large auto parts distributors in China own fewer stores and/or their stores are located in fewer provinces or municipalities.  For example, Shandong Youpei Auto Parts owns twenty-four stores of which eighteen are located in Shangdong Province.  Jiangsu Youpei Auto Parts owns seventeen stores of which sixteen are located in Jiangsu Province.  Putong Auto Service owns fifteen stores in thirteen different provinces and municipalities.”

Intellectual Property, page 13

3.
Please revise to indicate that YBM Group China Co., Ltd. is an affiliated company and briefly explain your relationship. Within this discussion note that YBM is one of your major suppliers, that you are substantially indebted to YBM and that your CEO and Chairman are both shareholders of YBM. In addition, please include as an exhibit your Vomart trademark permit.

Response:     In response to the Staff’s comment, we will revise the disclosure under the Related Party Transactions section as indicated in Appendix I in which, among other things, we note that YBM is one of our major suppliers and that we are substantially indebted to YBM.  However, neither our CEO – Zhoufeng Shen nor our Chairman – Qun Hu is a shareholder of YBM.  Mr. Anming Yu, who is the father-in-law of Qun Hu, and who served as Vomart’s Chief Executive Officer and director from January 2008 until October 2010, currently owns 60.32% of the issued and outstanding shares of YBM.  Mr. Yu’s spouse and daughter who is the spouse of Mr. Hu each owns 25.23% and 14.45% of the issued and outstanding shares of YBM.

In addition, we will file as an exhibit to the 8-K/A the YBM Group China Co., Ltd.’s Letter of Undertaking, dated July 30, 2010, authorizing Vomart to exclusively and freely use its trademark “VOMART”.

Securities and Exchange Commission
January 14, 2011

Government Regulations, page 14

4.
We note your list of the PRC laws and regulations that are relevant to your business. To the extent that you expect these laws and regulations to materially influence your business, please briefly describe how the law or regulation applies to you and the expected impact.

Response:     In response to the Staff’s comment, will revise the disclosure under Government Regulations section as indicated in Appendix II which includes a brief description of the PRC laws or government regulations that materially influence our business and their expected impact on our business.

Risk Factors, page 15

Risks Relating To Our Business, page 15

Our Sales And Results Of Operations Could Decline Due To Macro-Economic And Other Factors Outside Of Our Control. Such As Changes In Consumer Confidence And Declines In Employment Levels, page 15

5.	Please explain how the risks builders face are applicable to you. If appropriate, please revise to make this link clear.

Response:     The risks that builders face were inadvertently included.  They are not applicable to the Company and it will be deleted in the 8-K/A.

Risks Relating To The People’s Republic Of China, page 20

6.
Please account for any tax risks you face due to PRC enterprise income tax laws. For example, discuss whether you should be considered a resident enterprise for income tax purposes and the consequences of that designation.

Response:     In response to the Staff’s comment, we will add a risk factor as indicated in Appendix III which is related to the risk that we may be classified as a “resident enterprise” and the unfavorable tax consequences that we may face as a result of such classification.

Due To Various Restrictions under PRC Laws On The Distribution Qf Dividends By Our PRC Operating Companies, We May Not Be Able To Pay Dividends To Our Stockholders, page 22

7.
We note that under PRC law Vomart is required to set aside a portion of its accumulated profits each year to finance reserve funds. In your response, please tell us whether the allocations Vomart has made to date comply with applicable PRC laws and regulations.

Response:     According to PRC law, companies registered in PRC are required to allocate at least 10% of their after-tax net income determined under GAAP in the PRC to a statutory surplus reserve account until the reserve account balance reaches 50% of the company’s registered capital.  Our subsidiaries in PRC did not set aside the statutory surplus reserve for the years ended June 30, 2010 and 2009.  However, we have started to set aside such reserve funds starting from the quarter ended September 30, 2010 for our subsidiaries in PRC. We will continue to set aside such reserve when we have accumulated profits until the reserve fund balance reaches 50% of our PRC subsidiaries’ registered capital.

Risks Related To Our Securities, page 23

We May Be Subject To The Penny Stock Rules Which Will Make Our Securities More Difficult To Sell, page 24

Securities and Exchange Commission
January 14, 2011

8.
Please remove the words “in the future” from the first sentence of this risk factor. We note your acknowledgement on page 34 that you will likely be subject to the penny stock rules for the foreseeable future.

Response:     In response to the Staff’s comment, we will delete the words “in the future” from the first sentence of this risk factor in the 8-K/A.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations,

Results of Operations for the Years Ended June 30, 2010 and 2009. page 25

Revenues page 26

9.
We note that most of your sales growth was due to the expansion of stores. Please expand the discussion to include a comparison of year to year operations for stores open more than one year, if the changes in revenues for these stores are significant.

Response:     In response to the Staff’s comment, we compared average sales per month in 2009 and 2010 for stores open more than one year.  We will expand our disclosure under the Revenues subsection in the 8-K/A as follows: “Typically, the  sales for those stores opened more than one year increased significantly compared with those opened less than one year.  For example,  our Jiyuan store opened in October 2008, its sales income for the first year of opening was  only  RMB 833,603 (approximately $126.303)  but for the second year of opening, the total sales jumped to RMB 1,790,687 (approximately $271,316), an increase of 61%.  Our Tangshan store opened in May 2010, the average monthly sales at the beginning of opening was only RMB 17,412 (approximately $2,638) but the most recent monthly sales in December 2010 already increased to RMB 78,658 (approximately $11,918), an increase of almost 351%.  We believe that the sales for the mature stores will continue to grow as our marketing efforts increase and our reputation is built up.”

10.
Revise to explain what constitutes maintenance service. If you offer services in addition to your sale of automotive parts, please revise your Description of Business section to describe those services.

Response:     In August 2010, we ceased providing maintenance service which included home delivery sales, installation assistance, products training and technical guidance.  Since this service is not part of our current business, we do not believe it is necessary to change the Description of Business section.

Cost of sales and gross profit, page 26

11.
We note that gross profit increases as stores mature over the first several years. Please expand the discussion to include a comparison between the profitability of new stores and mature stores or tell us why such a comparison is not significant to your operations.

Response:     The profitability for  our new stores versus our mature stores (opened more than one year) has not varied much. This is due to our increasing marketing expenses on mature stores.  Our marketing strategy is to increase our market shares by selling more products to customers at low price.  We believe that with the expansion of our market share, our sales will continue to grow.  In the long term,  we believe that our net profit will also increase because the costs associated with our marketing efforts will decrease as the market matures as a percentage of sales.

Securities and Exchange Commission
January 14, 2011

Liquidity and Capital Resources, page 26

12.
We note that your business plan calls for rapid expansion. Please supplement your disclosure with a discussion of your anticipated capital needs in both the short and long term.  Please note that we consider long-term to be the period in excess of one year. Among other considerations, your discussion should touch upon the costs associated with (i) opening new stores and distribution centers, (ii) hiring additional personnel, (iii) acquiring additional equipment and (iv) the marketing programs disclosed on page 12.  Please quantify and indicate the timing of these expected costs to the extent practicable.

Response:     In response to the Staff’s comment, we will supplement our disclosure on our anticipated capital needs in the 8-K/A as follows:“Our anticipated capital needs from 2011 to 2013 are as follows: we expect to incur (i) approximately RMB 10 million, 40 million and 40 million of costs in connection with the opening of 10, 40 and 40 new stores in  2011, 2012 and 2013 respectively; (ii) approximately RMB 1.5 million, 6 million and 6 million in connection with the hiring of additional personnel in 2011, 2012 and 2013 respectively; (iii) approximately RMB 450,000, 1.8 million and 1.8 million in rental cost in 2011, 2012 and 2013 respectively; and (iv) 1% of our annual sales income in the marketing and promotion of “Vomart” brand awareness.

13.
Please revise to more fully describe your sources of liquidity. For example, you should disclose and discuss the material terms of the loans described under Note 7 to exhibit 99.1.  In addition you should describe the loans payable to each of Yi Ben Ma Group, Anming Yu and Zhoufeng Shen, including the amount on these loans outstanding.

Response:     In response to the Staff’s comment, we will add a paragraph under the Liquidity and Capital Resources section on 8-K/A as follows:“Generally, since inception of our business in January 2008, we have financed our business with cash flows from operations, borrowings from related and unrelated parties, and shareholders’ capital contributions. Our principal liquidity requirements are for working capital and capital expenditures related to existing and new stores, and offices and distribution centers. We generate cash primarily through the sale of automotive services, tires, parts and accessories.  Primary uses of cash are for spending in inventory purchase to match our store expansion and increased sales.”
In addition, we will add the following disclosure about the material terms of the loans described under Note 7 to exhibit 99.1 and the loans payable to each of Yi Ben Ma Group, Anming Yu and Zhoufeng Shen under “Financing” sub-section on p. [ ] of 8-K/A.  “Vomart entered into a Working Capital Loan Agreement with China Construction Bank, Shanghai Qingpu Sub-branch on May 31, 2010.  The total amount of the loan is $1,474,622. The loan has a one year term from May 31, 2010 to May 30, 2011 at a fixed interest rate of 5.31% per year. The loan is guaranteed by a non-related third party.  Please refer to Exhibit 10.1 and 10.2 for details of this Working Capital Loan Agreement and the Guarantee Contract.  On June 23, 2010, the Company signed a loan contract with China CITIC Bank.  The total amount of the loan is $2,211,932. The loan has one year term with a variable rate, which shall increase each quarter by a compound rate of 10% over the initial annual rate of 5.31%.  The purpose of the loan is to fund our working capital.  The loan is guaranteed by YBM, an affiliated company, without any consideration.  Please refer to Exhibit 10.3 and 10.4 for details of this loan agreement with China CITIC Bank and the guarantee contract between YBM and China CITIC Bank.  On May 10, 2008, Vomart obtained a three-year line of credit from YBM amounting to RMB 50 million.  This line of credit is unsecured, non-interest bearing and due upon demand.  As of September 30, 2010, the balance of borrowings from YBM was RMB 22,247,997.  The unused line of credit as of September 30, 2010 was RMB 27,752,003.  For details, please refer to Exhibit 10.5.  On May 1, 2009, Vomart entered into a loan agreement with Zhoufeng Shen to borrow RMB 352,823.80 ($51,653).  On May 1, 2009, Vomart entered into a loan agreement with Anming Yu to borrow RMB 477,220($69,864).  Both of these facilities are unsecured and non-interest bearing.  Both of these two loans have subsequently been repaid.  For details, please refer to Exhibit 10.6 and 10.7.

Securities and Exchange Commission
January 14, 2011

14.
With respect to both long-term and short-term liquidity, discuss your ability to meet your obligations as they come due. To the extent that a deficiency exists, provide management’s plan to raise needed funds.

Response:     Our principal source of liquidity includes cash flows from operations and borrowings from related and unrelated parties.  To the extent that a deficiency exists, we plan to increase indebtedness for borrowed money.  This will depend on the willingness of YBM and our partners to either make advances to us or guaranty our indebtedness to third party lenders.

Financing, page 27

15.
Please describe your intentions to develop new stores in greater detail, such as the approximate initial investment required for each store and the approximate number of new stores planned in the next year.

Response:     In response to the Staff’s comment, we will add the following disclosure regarding our plan to develop new stores in the 8-K/A.  “We plan to open a total of ten new stores in 2011 in Jiangsu, Zhejiang and Shandong provinces.  The initial investment required for each store is estimated to be approximately RMB 1 million in connection with the acquisition of inventory and fixed assets.”

Critical Accounting Policies, page 27

16.
Refer to your accounting policy for Value added tax on page 29. Please expand the disclosure to clarify that for financial statement purposes you accrue for value added tax based on amount of goods sold during the period less the VAT paid on purchases made.

Response:     In response to the Staff’s comment, we will expand the disclosure under Value added tax to clarify that for financial statement purposes we accrue for value added tax at a 17% rate on the amount of goods sold or maintenance services provided during the applicable period less the VAT paid on purchases made during the same period.

Management, page 30

17.	In your response, please indicate whether Mr.Wilson’s resignation from your board of directors has become effective.

Response:     Mr.Wilson’s resignation became effective on December 19, 2010.

Securities and Exchange Commission
January 14, 2011

Involvement in Certain Legal Proceedings, page 31

18.
Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Response:     In response to the Staff’s comment, we confirm that none of our directors or executive officers are involved in any legal proceedings during the past ten years of the type required to be disclosed under Item 402(f).  We will revise the relevant disclosure on the 8-K/A.

Codes of Ethics, page 31

19.	Tell us how you are complying with the requirements of Item 406(c ) of Regulation S-K pertaining to the availability of your code of ethics.

Response:     A copy of our code of ethics will be filed as an exhibit to the 8-K/A. We will add the disclosure about the availability of our code of ethics on our website under Code of Ethics section on the 8-K/A.

Vomart Executive Compensation Summary, page 32

20.
Please briefly explain the nature of Mr.Shen’s $9,050 salary payments in each of 2009 and 2010. We note that Mr.Shen’s biographical information on page 38 indicates that he has served as Chief Executive Officer of Vomart only since October of 2010. If Mr.Shen worked for Vomart in additional capacities prior to his term as Chief Executive Officer, please disclose under his biographical information.

Response:     In response to the Staff’s comment, we will add in footnote 2 to the Vomart Executive Compensation Summary table in the 8-K/A the disclosure as follows: “Mr.Shen’s $9,050 salary payments in each of 2009 and 2010 was in connection with his acting as a supervisor on our Board of Supervisors from January 2008 to October 2010.”  In addition, we will revise his biographical information in the 8-K/A as follows:
“Zhoufeng Shen, age 38, President, Chief Executive Officer

Zhoufeng Shen has been our Chief Executive Officer since the Closing Date of the Share Exchange. Mr. Shen served as Vomart’s Chief Executive Officer from October 2010 to the Closing Date. Prior to that, he served as a supervisor on our Board of Supervisors from January 2008 to October 2010. From March 2001 to October 2007, he was the assistant to president in DELIXI Group Co., Ltd. From June 1996 to October 2000, he was a teacher at Wenzhou University. He got his EMBA from Fudan University in 2006 and a bachelor’s degree in Brand Advertising from China Academy of Arts in 1996.”

Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters, page 33

Post-Share Exchange, page 33

Securities and Exchange Commission
January 14, 2011

21.
We note your statements that you issued 2,250,000 shares of your common stock to the Hongkong Limited Shareholders and that those shares represent 90% of your issued and outstanding common stock.  We further note your statement on page 37 that the former sole shareholder of Hongkong Limited, presumably Mr.Hu, beneficially owns 52% of your stock.  In light of the aforementioned disclosure, please explain why Mr.Hu does not own 90% of your issued and outstanding common stock. In addition, please explain why Delight Pride Limited directly owns the 1,300,000 shares disclosed on page 33 as beneficially owned by Mr.Hu.

Response:     In exchange for all of the common stocks of Hongkong Limited that Mr. Hu, the former sole shareholder of Hongkong Limited, transferred to us, we issued to Mr. Hu, his affiliates or assigns, a total of 2,250,000 shares representing 90% of our total common shares.  1,300,000 shares representing 52% of our total common shares are directly owned by Delight Pride Limited.  Since Mr. Hu is the director and sole shareholder of Delight Pride Limited and as such, maintains sole dispositive power and discretion as to the voting and investment decisions of Delight Pride Limited, he is deemed to be the beneficial owner of this 1,300,000 shares.  A group of individuals, as the designees or assigns of Mr. Hu, own the rest of the 950,000 shares which constitute 38% of our issued and outstanding common stock.  Among these individuals, two relatives of Mr. Hu own a total of 60,750 shares.  Five relatives of Anming Yu who is the father-in-law of Mr. Hu own 259,375 shares.  Three employees of Vomart own 9,500 shares.  The balance of the shares are owned by people who have provided services to Vomart in the past.

Certain Relationships and Related Transactions, page 35

22.
On page 38 you state there is no related party transactions reportable under 404(a) of Regulation S-K. However, we note the related party transactions reported under Note 9 to Exhibit 99.1. Please revise to account for all appropriate related party transactions. See Item 404(a) of Regulation S-K. Please also revise your statement on page 38 to reconcile with those related party transactions disclosed.

Response:     In response to the Staff’s comment, we will replace the Related Party Transactions section in the 8-K/A with the disclosure in Appendix I.

Indemnification Of Officers And Directors, page 36

23.	Please remove your, statement to the effect that Section 102(b)(7) of the DGCL is incorporated by reference.

Response:     In response to the Staff’s comment, we will delete the following sentence in the 8-K/A: “Section 102(b)(7) of the DGCL, relating to indemnification, is hereby incorporated herein by reference.”

(b) Appointment of Directors and Officers, page 38

24.
Please expand your biographical information for Mr.Hu to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. See Item 401(e) of Regulation S-K.

Response:     We acknowledge the Staff’s comments.  We believe Mr. Hu is qualified to be our director because, as disclosed in the 8-K, he has three years of experience in the auto parts industry by serving as general manager of Leiguan Auto Parts Co. Ltd. from 7/2007 until 7/2009 and a sales manager of Leiguan Auto Parts Co. Ltd. from 1/2006 to 7/2006. In addition, we will revise his biographical information in the 8-K/A to account for the fact that he has taken accounting and finance related courses at MBA Institute in Paris and University of Florida.  His revised biographical information is as follows:
“Qun Hu, age 26, Chairman of the Board of Directors

Securities and Exchange Commission
January 14, 2011

Mr. Hu has been our Chairman of the Board since the Closing Date of the Share Exchange. Mr. Hu was the Chairman of the Board of Directors of Hongkong Charter International Group Limited since its inception in August 2009. From July 2007 to July 2009, Mr.Hu was the general manager of Leiguan Auto Parts Co. Ltd. From January 2007 to July 2007, he served as sales manager of Leiguan Auto Parts Co., Ltd. From January 2006 to July 2006, he served in VEF Sarl as Sales Associate in Paris, France. From May 2005 to August 2005, Mr. Hu worked for Barney’s as Sales Associate in London, United Kingdom.  From May 2004 to August 2004, he worked in KMIG as Import Manager Assistant in Brussels, Belgium. Mr. Hu received his bachelor’s degree from MBA Institute, in Paris, France in 2006, where he has taken the following financial or accounting related courses: Debt & Money Markets, Equity & Capital Market.  In 2005, he studied at the University of Florida, in Gainesville, FL, USA, where he has taken the following financial or accounting related courses: Financial Markets, Corporate Finance and Financial Accounting.  Mr. Hu is fluent in English, Chinese, French, and Spanish.”

25.
Please revise Mr.Shen’s biological information to account for his business experience over the past 5 years. You provide no information for the period from October 2007 to October 2010. See Item 401(e) (1) of Regulation S-K.

Response:     In response to the Staff’s comment, we will revise Mr.Shen’s biological information to account for his business experience over the past 5 years in the 8-K/A as follows:
“Zhoufeng Shen, age 38, President, Chief Executive Officer

Zhoufeng Shen has been our Chief Executive Officer since the Closing Date of the Share Exchange.  Mr. Shen served as Vomart’s Chief Executive Officer from October 2010 to the Closing Date.  Prior to that, he served as a supervisor on our Board of Supervisors from January 2008 to October 2010.  From March 2001 to October 2007, he was  the assistant to president in DELIXI Group Co., Ltd.   From June 1996 to October 2000, he was a teacher at Wenzhou University.  He got his EMBA from Fudan University in 2006 and a bachelor’s degree in Brand Advertising from China Academy of Arts in 1996.”

(d) Exhibits, page 39

26.	We note that you incorporate your Certificate of Incorporation and By Laws by reference to a Form S-l filed on October 28, 2008. Our review indicates that no such filing was made. Please revise.

Response:     In response to the Staff’s comment, we inadvertently refer to the wrong filing.  We will revise footnote 1 on p.[  ] of the 8-K/A to indicate that our Certificate of Incorporation and By Laws are incorporated therein by reference to a Registration Statement on Form SB-2 filed on October 31, 2007.

27.
Please file a complete, executed version of the share exchange agreement as an exhibit to the Form 8-K. To the extent you intend to omit certain schedules in reliance on Item 601(b)(2) of Regulation S-K, please include a list of schedules and an agreement to furnish copies to the Commission upon request as required by that Item.

Response:     In response to the Staff’s comment, we will file a complete, executed version of the share exchange agreement as exhibit 2.1 to the 8-K/A, in which we will include a list of schedules that we have omitted and an agreement to furnish copies to the Commission upon request as required by Item 601(b)(2) of Regulation S-K.

Securities and Exchange Commission
January 14, 2011

28.	To the extent that the loans discussed under Notes 7 and 9 to Exhibit 99.1 are evidenced in writing please include these agreements as exhibits.

Response:     In response to the Staff’s comment, we will file the Working Capital Loan Agreement between Vomart and China Construction Bank, the Guarantee Contract between China Construction Bank and Shanghai Xin Liantang Economic Development Co., Ltd., the Loan Agreement between Vomart and China CITIC Bank, the Maximum Amount Guarantee Contract between China CITIC Bank and YBM, the Working Capital Loan Agreement between Vomart and YBM, the Loan Agreement between Vomart and Zhoufeng Shen and the Loan Agreement between Vomart and Anming Yu as Exhibit 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to the 8-K/A.

Exhibit 99.1 – Hongkong Charter International Group Limited Financial Statements

29.
We note in your risk factor disclosure on pages 21 and 22 that your wholly-owned subsidiary, Vomart, is subject to restrictions on dividends and currency conversion. Please provide parent-only financial statements as a supplement to the consolidated financial statements pursuant to ASC 810-10-45-11 and Rule 5-04 of Regulation S-X.

Response:     According to PRC law, the net profit of a Wholly Foreign Owned Enterprise (“WFOE”) can be distributed to its overseas shareholders after the WFOE has made sufficient reserve fund and employee bonus and welfare fund, after deducting related dividend tax. We believe that such restricted net assets exceed 25% of the consolidated net assets as of the balance sheet date.  Thus, we will provide the parent-only financial statement with the filing of 8-K/A by January 24, 2011.

30.
Also, please expand the footnote disclosure for your consolidated financial statements to include the amount of Vomart’s net assets that may not be transferred to the parent in the form of loans, dividends, etc. without a third party’s consent, or tell us how you determined that such disclosure is not required pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response:     In response to the Staff’s comment, we will expand our footnote disclosure to include the additional disclosure as follows:
“According to PRC law, companies registered in PRC are required to allocate at least 10% of their after tax net income determined under GAAP in the PRC to a statutory surplus reserve account until the reserve account balance reaches 50% of the registered capital. The amount of Vomart’s net assets that may not be transferred to the parent in the form of dividends is $72,349 (50% of registered capital) due to this restriction.  Distribution of dividends to overseas shareholders may be subject to approval of some Chinese government agencies, such as Foreign Exchange Administrative Authorities or tax authorities, etc.”

Securities and Exchange Commission
January 14, 2011

31.
Refer to your risk factor regarding your lack of history of compliance with United States securities laws and accounting rules on page 19. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP. tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:     In response to the Staff’s comment, please note that we typically maintain our books and records in accordance with Chinese GAAP, which is very similar to U.S. GAAP.  We maintain a central accounting department where our Chief Financial Officer and seven (7) other accounting staffs work. All our corporate stores also maintain at least one accounting staff  and report their sales and expenses directly back to our corporate accounting office on a monthly basis. Our corporate accounting department then consolidates the books and records and converts them to U.S. GAAP-complied financial statements in an Excel worksheet with appropriate adjustments if any. We then submit the financial statements to our U.S. auditors for their reviews and comments. Most of the necessary adjustments we have recorded are based on the recommendations of our outside consultants as well as our auditors. We believe that those adjustments are appropriate in accordance with U.S. GAAP.  Since our Company have just become public in the U.S. through reverse merger, we realize the need to comply with U.S. GAAP to ensure proper control, we have since engaged a reputable outside consulting firm in Shanghai who is familiar with the U.S. GAAP to assist us with our financial report process.

32.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations。 Do not identify people by name, but for each person， please tell us:

•	What the role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	What relevant education and ongoing training he or she has relating to U.S. GAAP;
•	The nature of his or her contractual or other relationship to you;
•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S) or Certified Management Accountant; and
•
About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S.GAAP and evaluating effectiveness of internal control over financial reporting.

Response:     In response to the Staff’s comment, we hereby identify the key accounting personnel responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting as follows:

Securities and Exchange Commission
January 14, 2011

Ms. Xiaomei Wang, as our Chief Financial Officer, is primarily responsible for preparing and supervising the preparation of our financial statements.  From September 2008 to March 2010, Ms. Wang worked as the Chief Finance Manager in the public company Zhaohua Technology Co., Ltd. which is listed on China’s Shenzhen Stock Exchange.  From November 1996 to December 2005, she was the Chief Finance Manager for Xinjiang Huijia Department Store.  From April 1977 to October 1996, Ms. Wang was Chief Accountant and Finance Manager of Xinjiang Auto Factory Co., Ltd.  Ms. Wang is a Certified Public Accountant licensed in the People’s Republic of China, the IFMA (International Financial Management Association), and the CTP (Certified Tax Planners).  Although China GAAP is in many ways similar to US GAAP, Ms. Wang does not have direct knowledge of U.S. GAAP.  However, in connection with working with our auditors in preparing financial statements, her experience and knowledge of U.S. GAAP and SEC rules and regulations have been enlarged.  In addition, in December, 2010, we have since engaged Union Strength, a financial consulting firm to assist Ms. Wang  in financial reporting process to ensure our compliance with U.S. GAAP.  Union Strength’s representative working with us was an accountant with KPMG Shanghai from 1999 to 2003 and has experience in auditing China-based companies that are also listed in U.S. stock exchanges.
Our board of directors is responsible for evaluating the effectiveness of our internal control over financial reporting.  Mr. Qun Hu, our Chairman of the Board of Directors, receives his bachelor’s degree from MBA Institute, in Paris, France in 2006 where he has taken the following financial or accounting related courses: Debt & Money Markets, Equity & Capital Market.  In 2005, he studied at the University of Florida, in Gainesville, FL, USA where he has taken the following financial or accounting related courses: Financial Markets, Corporate Finance and Financial Accounting.  In addition, we intend to appoint to our board of directors such persons who have knowledge of U.S. GAAP and SEC rules and regulations in the future.

33.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization;
•	The qualifications of their employees who perform the services for your company;
•	How and why they are qualified to prepare your financial statements or your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:     We engaged our consulting firm, Union Strength in December 2010.  Prior to that, we did not engage any accounting firm or other similar organization to assist in preparation of  our financial statements for the fiscal years ended June 30,2009 and 2010 or evaluate our internal control over financial reporting.  However, we do believe that the engagement of  Union Strength in assisting our financial reporting process will enhance our compliance with U.S. GAAP as well as SEC filing requirements.

As mentioned in our response to the Staff’s comment 32, the main person from Union Strength who is assisting our financial reporting process worked at KPMG Shanghai from 1999 to 2003 and has experience in auditing China-based companies that are also listed in the U.S. stock exchanges.  We estimate that they will spend a total of 250 hours to 400 hours on annual basis and the total amount of the fee will depend on the number of hours they spend at the market rate.

Securities and Exchange Commission
January 14, 2011

34.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:     We did not retain any individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting for the years ended June 30, 2010 and 2009.  In December 2010, we retained Union Strength, an independent outside consulting firm to assist us in our financial reporting process.

35.
We note on page 25 of your Form 10-K that you do not have audit committee and that the full board of directors will undertake tasks normally associated with an audit committee. Please describe the extent of the Board of Director’s knowledge of U.S.GAAP and internal control over financial reporting.

Response:     We will revise the Audit Committee section in the Super 8-K to reflect that Mr. Hu, our Chairman of the Board of Directors, receives his bachelor’s degree from MBA Institute, in Paris, France in 2006 where he has taken the following financial or accounting related courses: Debt & Money Markets, Equity & Capital Market.  In 2005, he studied at the University of Florida, in Gainesville, FL, USA where he has taken the following financial or accounting related courses: Financial Markets, Corporate Finance and Financial Accounting.  In addition, we intend over time to appoint to our board of directors and to various committees to be established by our board such persons as are expected  to meet the corporate governance requirements imposed by a national securities exchange.

Exhibit 99.2 - Pro Forma Financial Information

36.
Please expand the first paragraph of Note 2 - Summary of Significant Accounting Policies to state that the pro forma consolidated balance sheet has been presented as if the share exchange had occurred as of the balance sheet date, June 30. 2010.

Response:     In response to the Staff’s comment, we will expand the first paragraph of Note 2 – Summary of Significant Accounting Polices to state that the pro forma consolidated balance sheet has been presented as if the share exchange had occurred as of the balance sheet date, June 30, 2010 in the amended Form 8-K.

37.
Please revise the pro forma balance sheet to reflect the $350,000 cash payment to Mr. Wilson on a pro forma basis as of the balance sheet date or tell us why you believe such an adjustment is not appropriate.

Response:     The cash payment of $350,000 was made by Mr. Qun Hu, the shareholder of Hongkong Charter International Group Limited to Mr. Wilson, the shareholder of the Company, not to the Company. Therefore, we do not believe it should be reflected on the pro forma balance sheet of the Company.

Securities and Exchange Commission
January 14, 2011

Form 10-K for the year ended December 31. 2009 Financial statements

38.
Refer to the Report of Independent Registered Public Accounting Firm on page 12. We note that the report only refers to the year ended December 31, 2008 and the period April 16, 2007 (inception) to December 31, 2008. Please amend the Form 10-K to provide an audit report which covers the balance sheet as of December 31, 2009, the statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2009 and the period April 16,2007 (inception) to December 31, 2009.

Response:     According to Kyle L. Tingle, CPA, LLC – the Company’s former auditor, they issued the correct audit report which covers the balance sheet as of December 31, 2009, the statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2009 and the period April 16,2007 (inception) to December 31, 2009.  However, due to a processing error, the wrong version of their audit report was filed.  We will file the correct audit report with Amendment to the 10-K on January 18, 2011.

Item 9A (T), page 23

39.
Please revise to disclose that your disclosure controls and procedures were also ineffective due to the omission of the audit report for fiscal 2009, since such omission rendered the company not timely or current in its Exchange Act Reporting.

Response:     Since the audit report for fiscal 2009, while timely prepared, was inadvertently omitted from the 10-K due to a processing error, we do not believe such error is indicative of any deficiency of our internal controls and procedures.  Thus, we do not believe it is necessary to revise the disclosure with respect to disclosure controls and procedures under Item 9A (T).

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Selig D. Sacks at 1-212-326-0879 or via fax at 1-212-798-6391 in case of any further comments or questions in this regard.

Sincerely

/s/ Zhoufeng Shen
Zhoufeng Shen
Chief Executive Officer

cc:	Selig D. Sacks, Esq., Pryor Cashman LLP

Securities and Exchange Commission
January 14, 2011

Appendix I – Related Party Transactions

Vomart has a multi-faceted relationship with YBM Group China Co., Ltd.(“YBM”), an affiliated company that is engaged in the manufacturing and selling of automotive replacement parts and accessories.

Officer and Common Control Relationship

Mr. Anming Yu, who is the father-in-law of Qun Hu, our Chairman of the Board, served as Vomart’s Chief Executive Officer and director from January 2008 until October 2010.  Mr. Yu currently owns 60.32% of the issued and outstanding shares of YBM, one of our major suppliers.  Mr. Yu’s spouse and daughter who is the spouse of Mr. Hu each owns 25.23% and 14.45% of the issued and outstanding shares of YBM.

Transfers of Shares Among Related Parties

When Vomart was incorporated on January 4, 2008, YBM, Mr. Anming Yu and Mr. Zhoufeng Shen owned 51%, 29% and 20% of the issued and outstanding shares of Vomart respectively.  On August 10, 2009, YBM transferred its 51% shares to Mr. Yu in exchange for RMB 510,000.  On November 23, 2009, Mr. Yu and Mr. Shen transferred the 80% and 20% of the Vomart shares each of them owned to Hongkong Limited whose former sole shareholder before the Share Exchange is Mr. Hu, our Chairman of the Board, in exchange for $140,618.13 and $35,154.53 respectively.

Intellectual Property

Vomart currently is authorized by YBM to exclusively and freely use the “VOMART” trademark, which is owned by YBM.  YBM’s application to transfer the “VOMART” trademark to Vomart has been accepted and is currently under review by the Trademark Office.

Major Supplier

YBM is one of our major suppliers.  However, our purchase from YBM have been decreasing during the past two years.  For the three months ended September 30, 2010, and in fiscal years 2010 and 2009, our purchase from YBM amounted to RMB 582,228.85, RMB 2,066,471.08, RMB 1,008,784.22 or approximately 3.33%, 6.33% and 11.5% respectively of our total purchase.

We entered into an Exclusive Distribution Agreement (the “Agreement”) with YBM which is valid from July 1, 2010 until June 30, 2011.  Pursuant to the Agreement, Vomart is the exclusive first tier distributor of YBM’s certain products whose name, specifications, price and quantity are specified.  For details of this Agreement, please refer to Exhibit 10.8.

We have also entered into certain non-exclusive distribution agreements with YBM pursuant to which we are authorized to sell certain YBM products in our stores in specified provinces or municipalities.

Management believes the transactions referenced above were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Securities and Exchange Commission
January 14, 2011

Indebtedness to Related Parties

We have borrowed interest-free and unsecured loans from YBM, Mr. Anming Yu, our former CEO and Mr. Zhoufeng Shen, our current CEO. These related party loans are due upon demand and are used by the Company as operating capital.

For the fiscal years ended June 30, 2010 and June 30, 2009, the loans that we borrowed from Mr. Yu and Mr. Shen amounted to $72,525 and $69,864,  and $52,028 and $51,653 respectively.  Such amounts have subsequently been repaid. The Company did not borrow any loan from Mr. Yu and Mr. Shen for the three months ended September 30, 2010.

YBM, one of our major suppliers, provided a three-year line of credit amounting to RMB 50 million to us on May 10, 2008.  This line of credit is unsecured, non-interest bearing and due upon demand.  As of September 30, 2010, the balance of borrowings from YBM was RMB 22,247,997.  The unused line of credit as of September 30, 2010 was RMB 27,752,003.  For details, please refer to Exhibit 10.5.

Guarantee

YBM, one of our major suppliers, provided guarantee for a short-term loan in the amount of $2,211,932 (RMB 15,000,000) that we borrowed from China CITIC Bank.  The purpose of the loan is to fund our working capital.  The loan has a one year term from June 23, 2010 until June 23, 2011.

This guarantee was provided for no consideration. There can be no assurance that YBM will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.

In the Maximum Amount Guarantee Contract between YBM and China CITIC Bank, dated June 5, 2010, it is provided for the following: if the borrower does not repay its loan, the bank may seek the principal and interest of the loan from the guarantor; the guarantee period is two years from the date the guaranteed loan is due; the bank must give written notice to the guarantor when it transfers its right to the loan to a third party; the guarantor indemnifies the bank for actual damages or losses because of any misrepresentations made by the guarantor and if the guarantor causes the contract to become invalid.  For details about this guarantee, please refer to Exhibit 10.4.

Securities and Exchange Commission
January 14, 2011

Appendix II - Government Regulations

The PRC government imposes extensive regulations over the automotive industries. The following provides a brief description of the PRC laws or government regulations that materially influence our business and their expected impact on our business.

PRC Product Quality Law

On February 22, 1993, the Standing Committee of the National People's Congress passed Product Quality Law of the People's Republic of China, which was amended on July 8, 2000.  This Law is enacted with a view to strengthen the supervision and control over product quality, to define the liability for product quality, to protect the legitimate rights and interests of users and consumers. Manufacturers and distributors of products are subject to this Law.

We sell automotive replacement parts and accessories as a distributor instead of manufacturing products by ourselves. We offer a broad selection of national brand name and private label automotive aftermarket products for domestic and imported vehicles. No matter which kind of products we sell, as a seller, we are responsible for the quality of the products we distribute by all prudent manners and are responsible for repair, replacement or return and compensation for the damages done to end-users or consumers in accordance with PRC Product Quality Law.

It is harmful, as well as prohibited for us, to sell any products that are unqualified, counterfeit or expired.  If unqualified products were sold to customers, the seller might face damage claims from customer.  If relevant authority found that we did not comply with PRC Product Quality Law, we would be ordered to stop selling unqualified products and pay a fine. The gain as a result of our sale of unqualified products may be confiscated. Our business license may be revoked. If this kind of violation were very serious, it would be deemed a crime.

PRC Standardization Law

On December 29, 1988, the Standing Committee of the National People's Congress passed Standardization Law of the People's Republic of China  This Law stipulates the formulation and implementation of standards on industrial products with the purpose of promoting technical progress, proving product quality and increasing social and economic interest. Manufacturers of different automotive replacement parts and accessories are subject to PRC Standardization Law.

When we purchase brand name as well as private label automotive replacement parts for distribution, we must ensure those products are in compliance with the relevant production standards under this law. If relevant authority found that the products we distribute do not conform to the applicable standards, we may be ordered to discontinue our sale of such products. The gains as a result of our sale of such products may be confiscated. We may also be fined by the relevant authorities.

Securities and Exchange Commission
January 14, 2011

PRC Trademark Law

On August 23, 1982, the Standing Committee of the National People's Congress passed Trademark Law of the People's Republic of China, which was amended on February 22, 1993 and on October 27, 2001.  This Law is enacted for the purposes of improving the administration of trademarks, protecting the exclusive right to use a trademark, and encouraging producers to guarantee the quality of their goods and maintain the reputation of their trademarks, with a view to protecting consumers' interests.

As an auto parts distributor, our business involves the registration, assignment and protection of the trademark. The trademark "VOMART" we are authorized to exclusively and freely use is owned by YBM Group China Co., Ltd. and is in the process of being transferred to us. We have also submitted the application for trademark "WOT" which is under review by the Trademark Office.

We are in compliance with this Trademark Law.  If we commit any acts prohibited by the law, we may be ordered to make rectification within a certain time frame, subject to a fine and the registered trademark in question may be revoked by the Trademark Office of the PRC.

Regulation on the Administration of Commercial Franchises

On January 31, 2007, the State Council of PRC passed Regulation on the Administration of Commercial Franchises.  This regulation is formulated for the purpose of regulating commercial franchises, promoting the healthy and orderly development of the commercial franchise industry and maintaining the market order.

Since we operate business by establishing franchise chains, we are required by this Regulation to file our commercial franchises contract with governmental authority, ensure the product and service quality, disclose information to licensees and so on.

We are in compliance with this Regulation.  If we violate the provisions of this regulation, we may be subject to a fine.  If any of our earnings are deemed illegal, they may be confiscated by the relevant authorities.

PRC Law on Import and Export Commodity Inspection

On February 21, 1989 the Standing Committee of the National People's Congress passed the Law of the People's Republic of China on Import and Export Commodity Inspection, which was amended on April 28, 2002.  This Law is enacted with a view to strengthen the inspection and ensure the quality of import and export goods, and to protect the legitimate rights and interests of the parties involved in foreign trade. This law has a material influence on us since we are engaged in the business of imports and exports of auto parts, motorcycle accessories, machinery parts, instrument, meter, hardware and electrical products. We are in compliance with this law.  Any failure to comply with the law will subject us to a fine.  The goods in question may be confiscated and we may be subject to criminal investigations if the violation constitutes a crime.

Securities and Exchange Commission
January 14, 2011

Appendix III - “Resident Enterprise” Risk Factor

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the new EIT Law, and the PRC State Council issued the implementation regulations for the EIT Law on December 6, 2007, both of which became effective on January 1, 2008.  Under the new EIT Law, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises defined under the new EIT are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income.  The term “resident enterprises” refers to enterprises that are set up in China in accordance with the law, or that are established outside of China with “de facto management bodies” within China. The implementing rules define the term “de facto management body” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” Meanwhile, non-resident enterprises are generally subject to 10% enterprise income tax as to the portion of their income generated from inside China.

Vomart, or our WFOE is a limited liability company incorporated in China and therefore shall be subject to 25% enterprise income tax rate. As for this public company and our direct subsidiary Hongkong Limited, no official explanation has come to our attention that we can presently see if these two companies will be treated as those companies established outside of China with “de facto management bodies” within China. Since substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If the PRC tax authorities subsequently determine that this public company or our existing or future subsidiary outside china should be classified as a resident enterprise, then the organization’s global income will be subject to PRC income tax of 25%. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.